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                                                                    NEWS RELEASE

[STANTEC LOGO}

FOR IMMEDIATE RELEASE

STANTEC TO APPOINT TWO NEW MEMBERS TO BOARD OF DIRECTORS

EDMONTON AB (September 22, 2004) TSX:STN

Mr. Ron Triffo, P.Eng., Chairman of the Board of Stantec Inc. is pleased to announce the Company will appoint Ms. Susan E. Hartman and Mr. Robert R. Mesel to Stantec's Board of Directors at the next Board meeting on November 4, 2004. Ms. Hartman and Mr. Mesel will replace Mr. Steve Lister and Mr. Robert Flynn, who after many years of dedicated service to the Company, will be retiring from the Board.

Ms. Hartman holds a B.S. in Chemistry and has over 30 years of diversified experience in strategic planning, business management, organizational turnaround, operations, international business development, and mergers and acquisitions. Her career includes a twenty-year period with Eastman Kodak, involving a variety of scientific and managerial positions, culminating as General Manager, Worldwide Film Manufacturing and Supply Chain. In 1993, she left Kodak to start her own management consulting firm, The Hartman Group. Ms. Hartman continues as President of The Hartman Group, leading the company's consulting services in the areas of strategic and operational planning, overall business assessment, process optimization and project management. Ms. Hartman resides in Rochester, New York.

Mr. Mesel holds a BBA in Accounting from Canisius College, in Buffalo New York and an MBA from State University of New York. Over his business career, he has held a number of senior executive positions, covering the broad spectrum of finance, administration and operations, with The Carborundum Company, Chase Brass & Copper Company, and BP America. In 1997 he retired as President, BP Chemicals, Inc. Mr. Mesel resides in Kiawah Island, South Carolina.

"As part of our succession planning for the Board, the Corporate Governance and Compensation Committee has been actively engaged in a Director search process and we are extremely pleased with the credentials of our nominees, Ms. Hartman and Mr. Mesel, as replacements for two very talented Directors", said Mr. Triffo.

Mr. Lister has served on the Board since its initial public offering in 1994. Mr. Flynn has served since 1995.

"On behalf of the Board of Directors, I would like to express our appreciation to Messrs Lister and Flynn for their dedication and contribution to the success of Stantec and, at the same time, welcome Ms. Hartman and Mr. Mesel to the Board", said Mr. Triffo.

For detailed resumes, please visit www.stantec.com/news

STANTEC provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,000 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

MEDIA CONTACT                      INVESTOR CONTACT
Jay Averill                        Simon Stelfox
Media & Communications             Investor Relations
Stantec                            Stantec
Tel: 780-917-7441                  Tel: 780-917-7288
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